767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

June 17, 2020

VIA EDGAR TRANSMISSION

Jennifer López
Staff Attorney

Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                           Dun & Bradstreet Holdings, Inc.
Registration Statement on Form S-1
Filed June 9, 2020
File No. 333-239050

Dear Ms. López:

On behalf of our client, Dun & Bradstreet Holding, Inc., a Delaware corporation (f/k/a Star Intermediate I, Inc.) (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated in its letter addressed to the Company, dated June 16, 2020.  In connection with such response, the Company will be submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (CIK No. 0001799208) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Registration Statement on Form S-1

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of theState of Delaware..., page 46

1.                                      We note your revised disclosure that your amended and restated certificate of incorporation includes an exclusive forum selection provision.  Given the provision’s applicability to federal securities laws, please state that there is uncertainty as to whether a court would enforce such provision.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 188 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.